Exhibit (a)(1)(E)

Adhera Therapeutics Announces Termination of Tender Offer for Warrants

RESEARCH TRIANGLE PARK, NC (July 2, 2019) — Adhera Therapeutics, Inc. (OTCQB: ATRX), a specialty pharmaceutical company leveraging technology to commercialize unique therapies and improve patient outcomes, today announced that it has terminated its previously announced offer to exchange all of the warrants to purchase shares of the common stock of the Company that the Company issued in connection with its private placements of Series E Convertible Preferred Stock and Series F Convertible Preferred Stock during 2018. The offer was made pursuant to the Tender Offer Statement on Schedule TO that Adhera originally filed with the Securities and Exchange Commission (SEC) on May 28, 2019, and that was amended on June 6, 2019. As per the terms of the offer, the Company offered two shares of its common stock in exchange for each warrant tendered.

Adhera’s obligation to consummate the offer was subject to various conditions specified in the Offer to Exchange that was filed with the SEC and distributed to the holders of the warrants, of which conditions certain were not satisfied, including a condition that at least fifty percent (50%) of all outstanding warrants subject to the offer be tendered. As a result, the Company has determined to terminate the exchange offer.

No warrants were exchanged in the exchange offer and all warrants previously tendered for exchange but not withdrawn will be promptly returned.

This communication constitutes a formal termination of the exchange offer, and a formal notification that Adhera will not accept for exchange any warrants tendered in connection with the offer. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any warrants or any other securities.

About Adhera Therapeutics

Adhera Therapeutics, Inc. is a specialty pharmaceutical company leveraging technology to commercialize unique therapies and improve patient outcomes. Adhera is initially focused on commercializing its United States Food and Drug Administration approved product for the treatment of hypertension to lower blood pressure through DyrctAxess, a patient-centric treatment approach. Adhera is dedicated to identifying additional assets to expand its commercial presence. Additional information can be found at www.adherathera.com.

Forward Looking Statements

Statements made in this news release may be forward-looking statements within the meaning of federal securities laws that are subject to certain risks and uncertainties and involve factors that may cause actual results to differ materially from those projected or suggested. These factors include, without limitation, those contained under the heading “Risk Factors” in the most recent filings by Adhera Therapeutics with the Securities and Exchange Commission, including, without limitation, its Annual Report on Form 10-K for the fiscal year ended December 31, 2018, as well as its Quarterly Reports on Form 10-Q filed thereafter. Adhera Therapeutics assumes no obligation to update or supplement forward-looking statements because of subsequent events.

Contact:

Nancy R. Phelan, CEO

Adhera Therapeutics, Inc.

(919) 578-5901